SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30843; File No. 812-14053]

IndexIQ ETF Trust, et al.; Notice of Application

December 23, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) certain open-end

management investment companies or series thereof to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days after the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares. The order would supersede the applicants'

prior order.[1]

Applicants: IndexIQ ETF Trust (the "Trust"); IndexIQ Advisors LLC ("IndexIQ Advisors");

and ALPS Distributors Inc. ("Distributor).

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[1] Applicants previously received an order of exemption from the Commission with respect to the offering of funds based on indexes with an Affiliated Index Provider (defined below). See Investment Company Act Rel. Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (the "Prior Order").

Filing Dates: The application was filed on July 3, 2012, and amended on November 21, 2012,

May 15, 2013, September 19, 2013, December 18, 2013, December 20, 2013 and December 23,

2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 17, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants: the Trust and IndexIQ Advisors, c/o David

Fogel, 800 Westchester Avenue, Suite N-611, Rye Brook, NY 10573; the Distributor, c/o

Thomas A. Carter, 1290 Broadway, Suite 1100, Denver, CO 80203.

For Further Information Contact: Mark N. Zaruba, Senior Counsel at (202) 551-6878, or Dalia

O. Blass, Assistant Director, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series. The Trust currently offers a number of series ("Current Fund"), each of which operates as an exchange-traded fund ("ETF") and tracks a specified index comprised of domestic or foreign equity and/or fixed income securities ("Underlying Index").

     2.   Applicants request that the order apply to the Current Funds and any additional series of the Trust and any other open-end management investment company or series thereof that may be created in the future ("Future Funds") and that tracks an Underlying Index.[2] Any Future Fund will be (a) advised by IndexIQ Advisors, or an entity controlling, controlled by, or common control with IndexIQ Advisors (included in the term "Adviser") and (b) comply with the terms and conditions of the application. The Current Fund and any Future Funds together are the "Funds."

     3.   Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by domestic issuers or non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indexes"). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities ("Foreign Indexes"). Funds which track Domestic Indexes are referred to as "Domestic Funds" and Funds which track Foreign Indexes are referred to as "Foreign Funds." Underlying Indexes that include both long and short positions in securities are

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[2]   All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. In addition, all of the applicants to the Prior Order have been named as applicants, and applicants will not continue to rely on the Prior Order if the requested order is issued. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

referred to as "Long/Short Indexes." Funds based on Long/Short Indexes are "Long/Short

Funds." Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30

Indexes." Funds based on 130/30 Indexes are "130/30 Funds."

4.   An Adviser registered as an investment adviser under the Investment Advisers Act

of 1940 (the "Advisers Act") will serve as investment adviser to the Funds. The Adviser may

enter into sub-advisory agreements with one or more investment advisers to act as a sub-adviser

to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered or not subject to

registration under the Advisers Act. The Distributor is a broker-dealer registered under the

Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter

and distributor for the Funds.[3]

5.   Each Fund will hold certain securities and other instruments selected to correspond

to the performance of its Underlying Index ("Portfolio Securities").[4] Except with respect to

Affiliated Index Funds (defined below), no entity that creates, compiles, sponsors or maintains

an Underlying Index ("Index Provider") will be an affiliated person, as defined in section 2(a)(3)

of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any

Sub-Adviser, or promoter of a Fund, or of the Distributor.

6.   A Fund will utilize either a replication or representative sampling strategy to track

its Underlying Index. A Fund using a replication strategy will invest in substantially all of the

Component Securities in its Underlying Index in the same approximate proportions as in the

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[3]   Applicants request that the order also apply to future distributors that comply with the terms and conditions of the application.

[4]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, as applicable, depositary receipts or TBA Transactions (as defined below) representing Component Securities. Each Fund also may invest up to 20% of its total assets (the "20% Asset Basket") in a broad variety of other instruments, including securities not included in its Underlying Index, which the Adviser believes will help the Fund track its Underlying Index.

Underlying Index. A Fund using a representative sampling strategy will hold some, but may not

hold all, of the Component Securities of its Underlying Index. Applicants state that use of the

representative sampling strategy may prevent a Fund from tracking the performance of its

Underlying Index with the same degree of accuracy as would a Fund that invests in every

Component Security of the Underlying Index. Applicants expect that each Fund will have an

annual tracking error relative to the performance of its Underlying Index of less than 5 percent.

 7. Each Fund will issue, on a continuous basis, Creation Units, which will typically

consist of at least 25,000 Shares and have an initial price per Share of $5 to $400. All orders to

purchase Creation Units must be placed with the Distributor by or through a party that has

entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will

be responsible for delivering the Fund's prospectus to those persons acquiring Creation Units

and for maintaining records of both the orders placed with it and the confirmations of acceptance

furnished by it. In addition, the Distributor will maintain a record of the instructions given to the

applicable Fund to implement the delivery of its Shares. An Authorized Participant must be

either (a) a "Participating Party," (i.e., a broker-dealer or other participant in the Continuous Net

Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing house

registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC,"

and such participant, "DTC Participant"), which, in either case, has signed a "Participant

Agreement" with the Distributor.

 8. The Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by

making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[5] On any given Business Day[6] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in a Fund's portfolio (including cash positions),[7] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[8] (c) "to be announced" transactions ("TBA Transactions"),[9] short positions, derivatives and other positions that cannot be transferred in kind[10] will be excluded from the Deposit Instruments and the Redemption Instruments;[11] (d) to the extent the Fund determines, on a given Business Day, to use a

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[5] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[6] A "Business Day" is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the custodian are open for business and includes any day that a Fund is required to be open under section 22(e) of the Act.

[7] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[8] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[9] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[10] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[11] Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined below).

representative sampling of the Fund's portfolio;[12] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

9.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[13] (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the

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[12]   A Fund may only use sampling for this purpose if the sample: (a) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (b) consists entirely of instruments that are already included in the Fund's portfolio; and (c) is the same for all Authorized Participants on a given Business Day.

[13]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's or Sub-adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

NSCC or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[14]

10. Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any), for that day. The list of Deposit Instruments and the list of Redemption Instruments will apply until new lists are announced on the following Business Day, and there will be no intra-day changes to the lists except to correct errors in the published lists.

11. For each Long/Short Funds and 130/30 Fund, the Adviser will provide full portfolio transparency on a daily basis on the Fund's publicly available website ("Website") by making available the identities and quantities of the Portfolio Securities, assets and other positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day ("Portfolio Holdings"). The information provided on the Website will be formatted to be

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[14] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

reader-friendly. Applicants state that any person can use this information to ascertain, in real time, the intraday value of the Long/Short Funds and the 130/30 Funds.[15] With respect to the Long/Short Funds and 130/30 Funds, the investment characteristics of any financial instruments and short positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

12. Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker ("Market Maker") and maintain a market in Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on the current bid/ask market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

13. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers also may purchase Creation Units for use in market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[16] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

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[15]   Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund representing the sum of (a) the estimated Balancing Amount and (b) the current value of the Deposit Instruments and any short positions, on a per individual Share basis.

[16]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

14. Shares will not be individually redeemable. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant.

15. An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[17]

16. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an ETF. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units. The same approach will be followed in the shareholder reports issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

17. Applicants also request that the order allow them to offer Funds for which an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Sub-Adviser, or promoter of a Fund, or of the Distributor will serve as the Index Provider ("Affiliated Index Fund"). The Index Provider to an Affiliated Index Fund ("Affiliated Index Provider") will create a proprietary, rules based methodology ("Rules-Based Process") to create Underlying Indexes for use by the Affiliated

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[17] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the Transaction Fee imposed on a purchaser or redeemer may be higher.

Index Funds and other investors (an "Affiliated Index").[18] The Affiliated Index Provider, as

owner of the Underlying Indexes and all related intellectual property related thereto, will license

the use of the Affiliated Indexes, their names and other related intellectual property to the

Adviser for use in connection with the Trust and the Affiliated Index Funds. The licenses for the

Affiliated Index Funds will state that the Adviser must provide the use of the Affiliated Indexes

and related intellectual property at no cost to the Trust and the Affiliated Index Funds.

18. Applicants contend that the potential conflicts of interest arising from the fact that

the Affiliated Index Provider will be an "affiliated person" of the Adviser will not have any

impact on the operation of the Affiliated Index Funds because the Affiliated Indexes will

maintain transparency, the Affiliated Index Funds' portfolios will be transparent, and the

Affiliated Index Provider, the Adviser, any Sub-Adviser and the Affiliated Index Funds each will

adopt policies and procedures to address any potential conflicts of interest ("Policies and

Procedures"). The Affiliated Index Provider will publish in the public domain, including on its

website and/or the Affiliated Index Funds' Website, all of the rules that govern the construction

and maintenance of each of its Affiliated Indexes. Applicants believe that this public disclosure

will prevent the Adviser from possessing any advantage over other market participants by virtue

of its affiliation with the Affiliated Index Provider, the owner of the Affiliated Indexes.

Applicants note that the identity and weightings of the securities of any Affiliated Index will be

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[18]   The Underlying Indexes may be made available to registered investment companies, as well as
separately managed accounts of institutional investors and privately offered funds that are not deemed to
be "investment companies" in reliance on section 3(c)(1) or 3(c)(7) of the Act and other pooled
investment vehicles for which the Adviser acts as adviser or sub-adviser ("Affiliated Accounts") as well
as other such registered investment companies, separately managed accounts, privately offered funds and
other pooled investment vehicles for which it does not act either as adviser or sub-adviser ("Unaffiliated
Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively, "Accounts"), like the
Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the
constituents of such Underlying Index(es) or a representative sample of such constituents of the index.
Consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in
Creation Unit transactions with a Fund.

readily ascertainable by any third party because the Rules-Based Process will be publicly available.

19. Like other index providers, the Affiliated Index Provider may modify the Rules-Based Process in the future. The Rules-Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Personnel (defined below) has given (a) the Calculation Agent (defined below) reasonable prior written notice of such rule changes, and (b) the investing public at least sixty (60) days published notice that such changes will be implemented. Affiliated Indexes may have reconstitution dates and rebalance dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.

20. As owner of the Affiliated Indexes, the Affiliated Index Provider will hire a calculation agent ("Calculation Agent"). The Calculation Agent will not be an affiliated person, as such term is defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter of a Fund or the Distributor.

21. The Affiliated Index Provider initially applies the Rules-Based Process to the relevant universe of securities when it chooses the Component Securities comprising each Underlying Affiliated Index. The Affiliated Index Provider also determines the number, type, and weight of securities that will comprise each Underlying Affiliated Index and performs or causes to be performed all other calculations necessary to determine the proper make-up of the Underlying Affiliated Index. Thereafter, (i) the Calculation Agent is responsible for all such Underlying Affiliated Index maintenance and calculation in accordance with the Rules-Based

Process and dissemination of the Underlying Affiliated Index values in accordance with Commission and Exchange requirements, and (ii) the Affiliated Index Provider is solely responsible for performing the reconstitution updates and rebalance updates for each Affiliated Index Fund.

22. The Adviser and the Affiliated Index Provider will adopt and implement Policies and Procedures to address any potential conflicts of interest. Among other things, the Policies and Procedures will be designed to limit or prohibit communication between employees of the Affiliated Index Provider and its affiliates who have responsibility for the Affiliated Indexes and the Rules Based Process, as well as those employees of the Affiliated Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties ("Index Personnel") and other employees of the Affiliated Index Provider. The Index Personnel (a) will not have any responsibility for the management of the Affiliated Index Funds or the Affiliated Accounts, (b) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, that have responsibility for the management of the Affiliated Index Funds or any Affiliated Account until such information is publicly announced, and (c) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. Also, the Adviser has adopted a code of ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act ("Code of Ethics"). Any Sub-Adviser will be required to adopt a Code of Ethics and provide the Trust with the certification required by rule

17j-1 under the Act. In conclusion, Applicants submit that the Affiliated Index Funds will

operate in a manner very similar to the other index-based ETFs which are currently traded.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to buy and sell Shares in the secondary market at prices that do not vary materially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve Fund assets and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions for the Foreign Funds will be contingent not only on the settlement

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cycle of the U.S. securities markets, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants believe that under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 15 calendar days.[19] Applicants therefore request relief from section 22(e) in order to provide for payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Foreign Fund customarily clear and settle, but in all cases no later than 15 calendar days following the tender of a Creation Unit.[20] With respect to Future Funds that are Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Foreign Fund to be made within a maximum of 15 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 15 calendar days. Applicants are only seeking relief from section 22(e) to the extent that the Foreign Funds effect creations and redemptions of Creation Units in-kind.

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[19]   In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

[20]   Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

<u>Section 12(d)(1)</u>

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter or any other broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered under the Act that are not sponsored or advised by the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Investing Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit the Funds, the Distributor, and any broker-dealer that is registered under the Exchange Act to sell Shares to Investing Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Investing Fund's Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Investing Fund's Sub-Adviser"). Any Investing Fund's Adviser or Investing

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Fund's Sub-Adviser will be registered or not subject to registration under the Advisers Act. Each Investing Trust will have a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Investing Funds nor any Investing Fund's Affiliate would be able to exert undue influence over the Funds or any Fund Affiliates.[21] To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting an Investing Fund's Adviser or a Sponsor, any person controlling, controlled by, or under common control with the Investing Fund's Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund's Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund's Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund's Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund's Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such

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[21]   An "Investing Fund's Affiliate" is the Investing Fund's Adviser, Investing Fund's Sub-Adviser, Sponsor, promoter, and principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of those entities.

investment company or issuer) advised or sponsored by the Investing Fund's Sub-Adviser or any

person controlling, controlled by or under common control with the Investing Fund's Sub-

Adviser ("Investing Fund's Sub-Advisory Group"). Applicants propose other conditions to limit

the potential for undue influence over the Funds, including that no Investing Fund or Investing

Fund's Affiliate (except to the extent it is acting in its capacity as an investment adviser to a

Fund) will cause a Fund to purchase a security in an offering of securities during the existence of

an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate

("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any

underwriting or selling syndicate that is an officer, director, member of an advisory board,

Investing Fund's Adviser, Investing Fund's Sub-Adviser, employee or Sponsor of the Investing

Fund, or a person of which any such officer, director, member of an advisory board, Investing

Fund's Adviser, Investing Fund's Sub-Adviser, employee or Sponsor is an affiliated person

(except that any person whose relationship to the Fund is covered by section 10(f) of the Act is

not an Underwriting Affiliate).

14.   Applicants do not believe that the proposed arrangement involves excessive layering

of fees. The board of directors or trustees of any Investing Management Company, including a

majority of the disinterested directors or trustees, will find that the advisory fees charged under

the contract are based on services provided that will be in addition to, rather than duplicative of,

services provided under the advisory contract of any Fund in which the Acquiring Management

Company may invest. In addition, under condition B.5, an Investing Fund's Adviser or an

Investing Fund's trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the

Investing Fund in an amount at least equal to any compensation (including fees received

pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by

the Investing Fund's Adviser, trustee or Sponsor or an affiliated person of the Investing Fund's Adviser, trustee or Sponsor, other than any advisory fees paid to Investing Fund's Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Applicants state that any sales charges or service fees on shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[22]

15. Applicants submit that the requested 12(d)(1) Relief addresses concerns over overly complex structures. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16. To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Fund of Fund must enter into an agreement with the respective Fund ("Investing Fund Participation Agreement"). The Investing Fund Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17. Applicants also note that a Fund may choose to reject a direct purchase of Shares by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Investing Fund Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A).

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[22] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security or other property to or acquiring any security or other property from the company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act defines control as the power to exercise a controlling influence over the management of policies of a company. It also provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

19.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Fund solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

20.	Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through in-kind transactions. Except as described in Section II.J.2 of the application, the Deposit Instruments and Redemption Instruments will be the same for all purchasers and redeemers regardless of the their identity. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions, regardless of size or number. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Securities are valued for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing Portfolio Securities as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

21.	Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person or second-tier affiliate of an Investing Fund to sell its Shares to and redeem its Shares from an Investing Fund, and to engage in the accompanying in-kind transactions with the Investing Fund.[23] Applicants state that the terms of the proposed transactions will be fair and reasonable and will not involve overreaching. Applicants note that any consideration paid by an Investing Fund for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's

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[23]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief also is intended to cover the in-kind transactions that may accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or second-tier affiliate of an Investing Fund because the Adviser provides investment advisory services to the Investing Fund.

registration statement.[24] Further, as described in Section II.J.2 of the application, the Deposit

Instruments and Redemption Instruments available for a Fund will be the same for all purchasers

and redeemers, respectively and will correspond pro rata to the Fund's Portfolio Securities,

except as describe above. Applicants also state that the proposed transactions are consistent with

the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested ETF Relief

will be subject to the following conditions:

A.   ETF Relief

1.   The requested relief to permit ETF operations will expire on the effective date of

any Commission rule under the Act that provides relief permitting the operation of index based

ETFs, except with respect to an portion of the requested relief that is not granted in such

Commission rule.

2.   As long as a Fund operates in reliance on the Order, the Shares of such Fund will be

listed on an Exchange.

3.   No Fund will be advertised or marketed as an open-end investment company or

mutual fund. Any advertising material that describes the purchase or sale of Creation Units or

refers to redeemability will prominently disclose that Shares are not individually redeemable and

that owners of Shares may acquire those Shares from the Fund and tender those Shares for

redemption to a Fund in Creation Units only.

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[24]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing
Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an
affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to
an Investing Fund may be prohibited by section 17(e)(1) of the Act. The Investing Fund Participation
Agreement also will include this acknowledgment.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

B.   Section 12(d)(1) Relief

Applicants agree that any order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:

1.   The members of an Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund's Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund's Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund's Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund's Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund's Adviser and Investing Fund's Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund's Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors ("Board") of the Fund, including a majority of the non-interested directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund's Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund's Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund's Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund's Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing

Fund's Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund's Sub-Adviser will waive fees otherwise payable to the Investing Fund's Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund's Sub-Adviser, or an affiliated person of the Investing Fund's Sub-Adviser, other than any advisory fees paid to the Investing Fund's Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund's Sub-Adviser. In the event that the Investing Fund's Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund's Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.   The Board of a Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in

underwritings other than Affiliated Underwritings or to a benchmark such as a comparable

market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed

significantly from prior years. The Board will take any appropriate actions based on its review,

including, if appropriate, the institution of procedures designed to ensure that purchases of

securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the

limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired,

the identity of the underwriting syndicate's members, the terms of the purchase, and the

information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an

Investing Fund and the Trust will execute an Investing Fund Participation Agreement stating

without limitation that their respective boards of directors or trustees and their investment

advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order,

and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares

of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund

of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the

names of each Investing Fund's Affiliate and Underwriting Affiliate. The Investing Fund will

notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary